Exhibit 99.1

St. John's, NL - July 31, 2024

FORTIS INC. RELEASES SECOND QUARTER 2024 RESULTS AND
2024 SUSTAINABILITY REPORT

This news release constitutes a "Designated News Release" incorporated by reference in the prospectus supplement dated September 19, 2023 to Fortis' short form base shelf prospectus dated November 21, 2022.

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS), a well-diversified leader in the North American regulated electric and gas utility industry, released its second quarter results1 and 2024 Sustainability Report.

Highlights
•Second quarter net earnings of $331 million or $0.67 per common share, up from $294 million or $0.61 per common share in 2023
•Adjusted net earnings per common share2 of $0.67, up from $0.62 in the second quarter of 2023
•Capital expenditures2 of $2.3 billion in the first half of 2024; $4.8 billion annual capital plan on track
•Tranche 2.1 of MISO’s long range transmission plan continues to progress
•2024 Sustainability Report released highlighting the Corporation's progress on key sustainability initiatives

"Our regulated utility businesses continued to deliver on their financial and operational plans in the first half of 2024," said David Hutchens, President and Chief Executive Officer, Fortis. "We are executing our annual $4.8 billion capital plan, and remain confident in our $25 billion five-year capital plan. We also released our 2024 Sustainability Report today, highlighting progress on our key sustainability initiatives. This is an exciting time for our company as we pursue growth opportunities and deliver a cleaner energy future."

Net Earnings
The Corporation reported net earnings attributable to common equity shareholders ("Net Earnings") of $331 million for the second quarter of 2024, or $0.67 per common share, an increase of $37 million, or $0.06 per common share compared to the second quarter of 2023. The increase was driven by strong earnings in Arizona, reflecting new customer rates at Tucson Electric Power effective September 1, 2023 and higher retail electricity sales associated with warmer weather. Rate base growth across our utilities and the timing of recognition of new cost of capital parameters approved for FortisBC in 2023 also contributed to earnings growth. The increase was partially offset by lower earnings for Central Hudson and the Other Electric segment, largely reflecting higher operating costs.

On a year-to-date basis, Net Earnings were $790 million, or $1.60 per common share, an increase of $59 million, or $0.09 per common share compared to the same period in 2023. The increase was due to higher earnings in Arizona, rate base growth, and the new cost of capital parameters at FortisBC, as discussed above. Growth was partially offset by higher operating costs at Central Hudson, higher holding company costs, and the November 1, 2023 disposition of Aitken Creek. Although the disposition of Aitken Creek was unfavourable to the change in earnings for the first half of the year, the impact will be neutral for the annual period.

The change in earnings per share for both the second quarter and year-to-date periods also reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's dividend reinvestment plan.

Adjusted Net Earnings2
There were no adjustments to Net Earnings for the three and six months ended June 30, 2024. For the three and six months ended June 30, 2023, adjustments to Net Earnings of $8 million and $10 million, respectively, were recognized associated with mark-to-market accounting of natural gas derivatives at Aitken Creek

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1    Financial information is presented in Canadian dollars unless otherwise specified.
2    Non-U.S. GAAP Financial Measures - Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America ("U.S. GAAP") and may not be comparable to similar measures presented by other entities. Fortis presents these non-U.S. GAAP measures because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects. Refer to the Non-U.S. GAAP Reconciliation provided herein.

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Capital Expenditures
Our $4.8 billion annual capital plan is on track with $2.3 billion invested during the first half of 2024.

In June 2024, the Midcontinent Independent System Operator, Inc. ("MISO") released a near-final map of the long-range transmission plan ("LRTP") projects that it has now identified as tranche 2.1, with transmission investments in the MISO Midwest subregion estimated in the range of US$23 billion to US$27 billion. MISO Board approval of the portfolio is expected in late 2024. While certain projects are expected in ITC's footprint, the potential capital investment at ITC for tranche 2.1 projects is unknown at this time.

Following the provincial environmental assessment certificate issued earlier this year, in June 2024, a federal environmental assessment certificate was issued for the Tilbury Marine Jetty project. The construction of the jetty supports further expansion of FortisBC's Tilbury liquefied natural gas ("LNG") facility, which is uniquely positioned to meet customer demand for LNG. The site is scalable, can accommodate additional storage and liquefaction equipment and is close to international shipping lanes.

During the second quarter of 2024, construction of the 1,800-kilometre Wataynikaneyap Power Transmission project was completed. The project is majority-owned by 24 First Nations, with Fortis having a 39% ownership interest. In addition to First Nations ownership in the transmission line, the project will continue to provide socio-economic benefits and reduce greenhouse gas ("GHG") emissions associated with diesel-fired generation previously used in these remote locations.

Regulatory Updates
In July 2024, the New York State Public Service Commission approved a one-year rate plan for Central Hudson with retroactive application to July 1, 2024, including an allowed rate of return on common equity ("ROE") of 9.5%, an increase from the previous allowed ROE of 9.0%.

In July 2024, a judge on the Iowa Supreme Court granted a stay of the injunction issued by the Iowa District Court with respect to the construction of the MISO LRTP tranche 1 projects in Iowa. With the stay of the injunction in place, ITC is permitted to advance construction of all Iowa tranche 1 projects originally awarded to the company in 2022. Certain complainants have requested that the judge's order be reviewed by a full quorum of the Iowa Supreme Court.

Regardless of any quorum review by the Iowa Supreme Court, approximately 70% of the Iowa tranche 1 projects are upgrades to ITC facilities along existing rights-of-way, which under MISO's tariff grants ITC the option to construct the upgrades. In addition, MISO is conducting a variance analysis for the tranche 1 LRTP projects in Iowa, and we believe the process should reaffirm the initial award of the projects.

Sustainability
The Corporation released its 2024 Sustainability Report today, which includes key sustainability performance indicators. The Corporation has reduced direct GHG emissions by 33% through 2023 compared to 2019 levels, marking significant progress towards its interim targets to reduce GHG emissions 50% by 2030 and 75% by 2035, as well as its 2050 net-zero direct GHG emissions target. Also in 2023, GHG intensity factors related to energy delivered to customers and electricity generated reached the lowest levels in the last five years.

The 2024 Sustainability Report can be accessed at http://www.fortisinc.com/sustainability/sustainability-reporting.

Outlook
Fortis continues to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of regulated utility businesses, and growth opportunities within and proximate to its service territories. The Corporation's $25 billion five-year capital plan is expected to increase midyear rate base from $37.0 billion in 2023 to $49.4 billion by 2028, translating into a five-year CAGR of 6.3%.3

Beyond the five-year capital plan, additional opportunities to expand and extend growth include: continued electrification and load growth; climate adaptation and grid resiliency investments; further expansion of the electric transmission grid in the U.S. to facilitate the interconnection of cleaner energy, including infrastructure investments associated with the Inflation Reduction Act of 2022 and the MISO LRTP; and renewable natural gas solutions and LNG infrastructure in British Columbia.

Fortis expects its long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2028, and is premised on the assumptions and material factors listed under "Forward-Looking Information".
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3    Calculated using a constant United States dollar-to-Canadian dollar exchange rate.

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Non-U.S. GAAP Reconciliation
Periods ended June 30	Quarter			Year-to-Date
($ millions, except earnings per share)	2024	2023	Variance	2024	2023	Variance
Adjusted Net Earnings
Net Earnings	331	294	37	790	731	59
Adjusting item:
Unrealized loss on mark-to-market of derivatives at Aitken Creek[4]	—	8	(8)	—	10	(10)
Adjusted Net Earnings	331	302	29	790	741	49
Adjusted net earnings per share ($)	0.67	0.62	0.05	1.60	1.53	0.07

Capital Expenditures
Additions to property, plant and equipment	1,064	938	126	2,135	1,845	290
Additions to intangible assets	48	44	4	90	91	(1)
Adjusting item:
Wataynikaneyap Transmission Power Project[5]	14	43	(29)	29	84	(55)
Capital Expenditures	1,126	1,025	101	2,254	2,020	234

About Fortis
Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2023 revenue of $12 billion and total assets of $69 billion as at June 30, 2024. The Corporation's 9,600 employees serve utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries.

Forward-Looking Information
Fortis includes forward-looking information in this news release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions, have been used to identify the forward-looking information, which includes, without limitation: the expected impact of the disposition of Aitken Creek on earnings for the annual period; forecast capital expenditures for 2024 and 2024 through 2028; the nature, timing, benefits and expected costs of certain capital projects, including ITC's transmission projects associated with the MISO LRTP and FortisBC's Tilbury LNG Storage Expansion project; the expected timing, outcome and impact of legal and regulatory proceedings and decisions; the 2030 and 2035 GHG emissions reduction targets; the 2050 net-zero direct GHG emissions target; additional opportunities beyond the capital plan, including continued electrification and load growth, climate adaptation and grid resiliency investments, further expansion of the electric transmission grid in the U.S. to facilitate the interconnection of cleaner energy, including infrastructure investments associated with the Inflation Reduction Act of 2022 and the MISO LRTP, and renewable natural gas solutions and LNG infrastructure in British Columbia; forecast rate base and rate base growth through 2028; and the expectation that long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2028.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: reasonable outcomes for legal and regulatory proceedings and the expectation of regulatory stability; the successful execution of the capital plan; no material capital project and financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities beyond the capital plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar to Canadian dollar exchange rate; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this news release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

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4    Represents the mark-to-market accounting of natural gas derivatives at Aitken Creek, net of income tax recovery of $3 million and $4 million, for the three and six months ended June 30, 2023, respectively. The sale of Aitken Creek closed on November 1, 2023.
5    Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project.

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Teleconference and Webcast to Discuss Second Quarter 2024 Results
A teleconference and webcast will be held on July 31, 2024 at 8:30 a.m. (Eastern) during which David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer will discuss the Corporation's second quarter financial results.

Shareholders, analysts, members of the media and other interested parties are invited to listen to the teleconference via the live webcast on the Corporation's website, https://www.fortisinc.com/investor-relations/events-and-presentations.

Those members of the financial community in North America wishing to ask questions during the call are invited to participate toll free by calling 1.800.717.1738 while those outside of North America can participate by calling 1.289.514.5100. Please dial in 10 minutes prior to the start of the call. No passcode is required.

An archived audio webcast of the teleconference will be available on the Corporation's website two hours after the conclusion of the call until August 31, 2024. Please call 1.888.660.6264 or 1.289.819.1325 and enter passcode 93188#.

Additional Information
This news release should be read in conjunction with the Corporation's June 30, 2024 Interim Management Discussion and Analysis and Condensed Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

For more information, please contact:

Investor Enquiries	Media Enquiries
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Government Relations
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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